Mail Stop 3561

July 29, 2008

Robert P. Ingle
Chief Executive Officer
Ingles Markets, Incorporated
2913 U.S. Hwy. 70 West
Black Mountain, NC 28711

      Re: Ingles Markets, Incorporated
             Form 10-K for Fiscal Year Ended September 29, 2007
             Filed November 28, 2007
             File No. 000-14706

Dear Mr. Ingle:

      We have completed our review of your Form 10-K and have no further comments at this time.

      Sincerely,

      Michael Moran
      Accounting Reviewer